Filed by Applied Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Applied Materials, Inc.; Tokyo Electron Limited

Commission File No.: 000-06920

Date: September 24, 2013

Applied Materials – Applied Materials – Tokyo Electron Combination Tokyo Electron Combination Applied Internal Applied Internal Ali Salepour ID Kang Brian Shieh September 24, 2013

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What Did We Announce Today?
Applied and TEL are pleased to announce that we
have signed a definitive agreement to combine our
two great companies.
After close, our companies will become one new
company with dual headquarters in California and
Tokyo.  Gary Dickerson will be CEO and Terry
Higashi will be Chairman of the new company.
Until close, we will continue to operate as separate,
independent companies.  We anticipate this
process to close in calendar year 2014.

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Copy of CEO email to Customers
[customer name]
Gary Dickerson Mike Splinter
President and CEO Executive Chairman
Applied Materials and Tokyo Electron are pleased to announce we have signed a definitive agreement to join together in a merger of equals and create a new company. We are bringing together complementary technologies and products to create an expanded set of capabilities to help solve your most pressing challenges better, faster and at lower cost.
We are forming this combination at a time when we are all working together to address significant changes in device architecture as complexity grows and fundamental technology inflections in semiconductor and display take place.  With our broad capabilities in materials engineering, we will be able to work with you to provide solutions to enable the new device architectures and cost-effective scaling you need to win.
Together, Applied Materials and TEL have 96 years of combined history providing enabling technologies to some of the most incredible industries on earth and every day our systems around the world enable our customers to manufacture amazing products.
Both companies have a strong heritage of customer service and an enduring commitment to push the boundaries of technology and engineering.  We are equally committed to being a capable and trusted partner for you, while our distinct experience and perspectives will allow for us to learn from each other as we form our new company.
We will be scheduling time to discuss the new company one-on-one with you over the phone within the next couple of days. I look forward to speaking with you and hearing your thoughts on our exciting news.
Best,

4 Excitement Opportunity Potential MERGER OF EQUALS

The Strategic Rationale
Built on a foundation of people, technology and commitment, this new organization will be able to solve customers’ high value problems
better,
faster and at lower cost.
By bringing together Applied and TEL’s complementary
strengths,
we are creating an expanded set of capabilities in precision materials engineering and patterning that are strategically
important for customers
The combined company will have broad technology and deep
talent spanning precision films, precision materials removal, interface engineering, materials modification and patterning.

The Power of the New Organization
The combined company is uniquely positioned to provide
differentiated Device Performance and Yield solutions that enable the new device architectures through materials innovation and cost-effective scaling that our customers need to win.
Our combined organization will create a powerful network of field resources that enable us to understand our technology customers’ needs so we can be there first with solutions that have valuable and sustainable differentiation.
We are bringing together world-class operations capabilities that will enable us to rapidly convert our ideas into products that we can deliver to customers at the right quality and cost.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed holding company (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies, growth and tax assets from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”). Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, 3050 Bowers

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Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com or (2) Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at 512-424-1757, or by email at telpr@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.com.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.

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